DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006161

January 19, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-19-2004

Re: General Electric Company
Incoming letter dated December 18, 2003

Dear Mr. Healing:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to GE by Chris Rossi. We also have a received letter on the proponent's behalf dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

40545

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 18, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

We have today separately FEDEX'd to the Division of Corporation Finance three no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2004 Annual Meeting proposals we have received from: John Chevedden on behalf of Chris Rossi; The Sisters of St. Dominic; and the IUE-CWA Employees' Pension Plan. This completes our submission of "no action" letters this year.

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the three no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 21 shareowner proposals, and currently expect to include several of them in our 2004 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 20, 2004, and distribute it beginning on March 9, 2004. GE's Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me on (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 18, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

We have today separately FEDEX'd to the Division of Corporation Finance three no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2004 Annual Meeting proposals we have received from: John Chevedden on behalf of Chris Rossi; The Sisters of St. Dominic; and the IUE-CWA Employees' Pension Plan. This completes our submission of "no action" letters this year.

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the three no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 21 shareowner proposals, and currently expect to include several of them in our 2004 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 20, 2004, and distribute it beginning on March 9, 2004. GE's Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me on (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

1934 Act, Section 14(a)
Rule 14a-8(i)(3) and (10)

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Mr. John Chevedden, on Behalf of Mr. Chris Rossi

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Mr. John Chevedden (the "Proponent"), on behalf of Mr. Chris Rossi:

> Resolved: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot-item at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(10) under the Exchange Act because the Company has already substantially implemented the Proposal; and (ii) Rule 14a-8(i)(3) because it contains statements that are materially false and misleading or impugn the character of members of GE's Board of Directors and management.

I. The Company Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits the Company to omit proposals from its proxy materials "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff of the Division of Corporation Finance (the "Staff") permitted exclusion of proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the Commission announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the Commission explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The Commission amended the Rule to reflect the new, more-flexible interpretation in 1998. See Securities Exchange Act Rel. No. 40018 (May 21, 1998).

Here, GE has substantially implemented the Proposal. GE currently does not have a poison pill in place. Moreover, because a hostile takeover of GE is impractical and unrealistic given its size, GE has no intention of adopting a poison pill. Nonetheless, on December 12, 2003, the GE Board of Directors adopted a policy to obtain share owner approval in the event that GE adopts a poison pill in the future (the "GE Policy"). The GE Policy will be posted on the GE website in the near term. The GE Policy provides:

> If GE were ever to adopt a poison pill, the board would seek prior shareholder approval unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a poison pill before obtaining shareholder approval. If the GE board of directors were ever to adopt a poison pill without prior shareholder approval, the board would, within one year, either submit the poison pill to shareholders for ratification, or would cause the poison pill to expire, without being renewed or replaced.

Hence, the GE Policy not only "substantially implements" the Proposal, which is sufficient for Rule 14a-8(i)(10), it exceeds what would be required by the Proposal. The GE Policy requires the Board to submit the poison pill to a binding share owner vote within one year. Otherwise, the poison pill would expire. In contrast, the Proposal clearly indicates that any share owner votes will be non-binding. The last sentence of the resolution states that "Directors have discretion . . . in responding to shareholder votes," and the supporting statement specifies that the Proposal "gives our Directors the flexibility to ignore our share owner vote if our Directors seriously believe they have a good reason" (emphasis added). Indeed, since the share owner vote is non-binding under the Proposal, it would make little difference whether the vote occurs prior to the adoption of the poison pill or – in exceptional circumstances – within one year after adoption.

Even assuming that there are differences between the Proposal and the GE Policy, such differences would not – under the Staff's interpretations of Rule 14a-8(i)(10) – preclude a conclusion that the Proposal has been "substantially implemented." For example, in Humana Inc. (Feb. 27, 2001), the Staff concurred that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed somewhat from the proponent's more restrictive approach. Similarly, in Masco Corporation (Mar. 29, 1999), the proposal requested that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company. The Staff concurred that the proposal had been substantially implemented even though the company's policy proscribed only relationships that were "material" in the board's judgment. See also, e.g., The GAP (Mar. 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers excludable as substantially implemented even though the company's report did not provide all the information sought by the proposal); H.J. Heinz Company (June 19, 1997) (the Staff concurred that the proposal had already been substantially implemented despite the proponent's letter detailing a number of differences between the company's existing corporate governance guidelines and the information requested in the proposal); The Limited (Mar. 15, 1996) (company's adoption of some, but not all, of the recommended policies on slave labor substantially implemented the proposal).

The Company is aware that the Staff declined to concur that a poison pill proposal could be excluded as "substantially implemented" in 3M Company (Jan. 28, 2003) and in Sabre Holdings Corporation (Mar. 20, 2003), although both companies had adopted policies for the future adoption of a poison pill. Both cases are clearly distinguishable.

In 3M Company, both the company's policy and the share owner proposal in question materially differed from the GE Policy and the Proposal, respectively. Unlike the GE Policy, under the 3M policy, 3M was not required to obtain share owner approval at any time in the event that the board of directors determined that prompt adoption was in the best interests of 3M's share owners. In contrast, the GE Policy would require share owner approval within one year under those circumstances or the poison pill would expire. Furthermore, the share owner proposal in 3M Company set a higher hurdle: unlike the instant Proposal, the share owner proposal at issue in that letter did not indicate that any shareholder vote would be non-binding on the board of directors.

Sabre Holdings Corporation is also distinguishable. In that case, the share owner proposal requested that the board not adopt any poison pill unless it was submitted to a stockholder vote. The proposal did not indicate that the shareholder vote would be non-binding. Hence, the proposal differed from Sabre Holding's policy, which permitted the board to adopt a poison pill before obtaining share owner approval if a majority of the independent directors determined that it was in the best interests of the share owners, subject to seeking their approval at the next annual meeting. Here, as noted above, the Proposal indicates that share owner approval in any event would be non-binding, whereas the GE Policy requires the Board to submit the poison pill to a binding share owner vote within one year if it is not approved in advance.

For the foregoing reasons, GE requests that the Staff concur that it may omit the proposal from its 2004 proxy materials under Rule 14a-8(i)(10).

II. The Proposal Contains Materially False and Misleading Statements.

GE believes that that the Proposal may be excluded from its 2004 proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains materially false and misleading statements. The Proposal is so replete with statements and assertions that lack factual foundation, or that are otherwise materially false and misleading, that GE believes that it may omit the entire Proposal from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(3).

The Proposal includes a number of assertions under bold headings, attributed respectively to The Wall Street Journal, The Motley Fool, T.J. Dermot Dunphy (an individual), Morningstar.com, and the Counsel of Institutional Investors. Each of these assertions is materially false and misleading insofar as it provides inadequate information about the source and context. As explained more fully below, certain of the general references noted above, even when combined with the additional list of "References" after the Proposal, are inadequate to enable an investor reading the proposal to locate the source, or enable a share owner to identify the nature and context of the source.

The first such assertion, attributed to "Wall Street Journal, Feb. 24, 2003," is actually a reference to an "op-ed" opinion piece that represents only the view of one person, the author. A copy of the "op-ed" piece is enclosed as Exhibit B. The Staff has previously required the instant Proponent in connection with an earlier no-action letter request to clarify that the article is an "op-ed" opinion piece, rather than a news report in The Wall Street Journal, and we request that the Staff provide the same relief here. See The Monsanto Company (Nov. 26, 2003).

The second such assertion includes a bare attribution to "The Motley Fool." Initially, we note that the mere reference to the "The Motley Fool" is not useful to a share owner because, without more information, a share owner would not know whether "The Motley Fool" is a newspaper or magazine, a website, or some other type of publication. However, even if a share owner were able to locate "The Motley Fool" at http://www.fool.com -- as we were able to do -- the share owner would, like us, have a difficult time locating the article from which the statement is quoted. Upon entering the website, a share owner would be presented with a vast array of information about various topics of interest to investors as well as a search engine. We note that, although the Proponent's "reference" list after the Proposal includes a reference to the "The Motley Fool, June 13, 1997," the website is not broken out by specific "issues" or "dates," nor does it appear that it is possible to simply link to a "back issue" of a dated website page.

While we have located a copy of the June 13, 1997 "Motley Fool" article to which we believe the Proponent refers, which is enclosed as Exhibit C, there is no indication in the Proposal that the statement is from an article, rather than a statement made by the organization that sponsors The Motley Fool website, http://www.fool.com. Without a specific citation and further factual foundation, the Proponent's statement is false and misleading under Rules 14a-8(i)(3) and 14a-9 and should be omitted from the Proposal.

Because a specific cite is required, the Proponent likely will need to reference a website address to provide support for the proposition, as well as a description of the nature and content of the publication involved. The Staff has noted that, although website addresses are not per se excludable, "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Staff Legal Bulletin No. 14 (July 13, 2001). References to website addresses often can be misleading, given that a website (particularly a third-party website, such as the one cited in the Proposal) cannot be regulated for content and is always subject to change without notice. Indeed, false or misleading statements could be incorporated into the website after the date on which the proxy materials are mailed to share owners.

There are several recent no-action letters in which the Staff has required the instant Proponent to delete or revise a citation to a website address. See, e.g., Moody's Corporation (Feb.18, 2003) (requiring revision to website address to provide a citation to a specific source); Kimberly-Clark Corporation (Jan. 27, 2003) (same); The ServiceMaster Company (Jan. 23, 2003) (same); Weyerhaeuser Company (Jan. 16, 2003) (same); Genuine Parts Company (Jan. 15, 2003) (same); and Hewlett-Packard Company (Dec. 17, 2002) (same).

The third assertion, which includes two statements, is attributed to "T.J. Dermot Dunphy, CEO of Sealed Air." The assertion is materially false and misleading insofar as it is a paraphrase of a quote from a 1999 article that appeared in The Wall Street Journal, a copy of which is enclosed as Exhibit D. The Staff has previously required the Proponent to revise such statements to clearly identify which statements are direct quotes. See Monsanto Company, supra. Because the instant Proposal contains paraphrases, we request the Staff to require the Proponent to make the same revisions.

In addition, with respect to both statements attributed to Mr. Dunphy, the Proponent should, at the very least, quote directly from the source, rather than paraphrasing the author of the article. The Staff recently required such a revision in an almost identical share owner proposal submitted by the Proponent citing exactly the same statement. See Monsanto Company, supra.

The fourth assertion is attributed to "Morningstar.com." While we were able to locate the article in question, once again we believe that a share owner would have a difficult time locating the statement from "Morningstar.com." Like the http://www.fool.com website, entering the URL http://www.morningstar.com brings up the home page, which is replete with information that is unrelated to the Proposal and does not reference any article or study supporting the Proposal. Share owners who visit the website would not be able to determine which of the numerous pages within the website contain information that would support the Proponent's statement and, in searching for such information, would be exposed to an enormous amount of irrelevant data in the process. The Proponent lists after the Proposal a "reference" to "Morningstar.com, Aug. 15, 2003." However, the website is not broken out by specific "issues" or "dates," nor does it appear that it is possible to simply link to a "back issue" dated August 15, 2003. Additionally, the Proponent does not reference the title of the article from which the statement is quoted.

The last assertion, attributed to the Council of Institutional Investors, lacks any factual foundation, and the Proponent provides no context or citation, other than the reference to the website "www.cii.org." As noted above, references to third-party website addresses can be misleading, and false or misleading statements could be incorporated into the website after the date on which the proxy materials are mailed to share owners.

In fact, the Proponent's bare reference to the URL "www.cii.org" itself is also false and misleading under Rules 14a-8(i)(3) and 14a-9. See Staff Legal Bulletin No. 14, supra. As previously discussed, references to third-party website addresses often can be misleading because they cannot be regulated for content and are always subject to change without notice. Further, entering the URL cited above brings up the "Welcome" page of a website about the Council. While the Council maintains other pages (some of which may be accessed through the Council's "Welcome" page) that may contain information that is potentially relevant to the Proposal, the "Welcome" page does not.

With regard to this last assertion, we note that it is included under the caption "Counsel of Institutional Investors Recommendation" in the last paragraph of the Proposal. This caption falsely implies that the Counsel of Institutional Investors recommends a vote for the instant Proposal. To the Company's knowledge, no such recommendation has been made. The caption, and the ensuing discussion, should be revised to make clear that the recommendation of the Counsel of Institutional Investors relates to share owner approval of poison pills generally, and not the instant Proposal. The Staff recently required such a revision in an almost identical proposal submitted by the Proponent. See Monsanto Company, supra.

For the foregoing reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2004 proxy statement pursuant to Rule 14a-8(i)(3).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Chevedden is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Mr. John Chevedden
2215 Nelson Avenue, No 205
Redondo Beach, CA 90278

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot-item at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	39%	
2003	48%	Up 9%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 48% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholders voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

As of Monday, February 24, 2003

SPECIAL REPORT: CORPORATE GOVERNANCE

Don't Sweat It

There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By HOLMAN W. JENKINS JR.


MORE RI
I.T. SYS
FUJI

Are Enron, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point -- to name just one of these megacap corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Behind the Pay Boom

Governance of anything tends be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's focal dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did -- by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost ar boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U are more transparent and accountable than those in almost any other country, yet tl increase in pay happened here, not there.

Finally, before complaining that CEOs have continued to make zillions from stock bear market, recall that an option issued seven years ago, say, when the stock was can't help being profitable at today's stock price of $20, even if the stock passed th between.

Corporate governance is not aimed at a platonic ideal of proportionality or seemlir paying a CEO a billion dollars instead of a million dollars would raise the share pı shareholder would be rational to pay the higher wage. Because the CEO's reward i stock price, shareholders have believed, rightly or wrongly, that no matter how big package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no that the rise began just as courts and legislatures were erecting obstacles to hostile This intuition has been now been endorsed in a recent issue of the University of C. journal devoted to reflections on the 20th anniversary of the invention of the "pois takeover defense adopted by hundreds of companies since it was upheld by the De Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop -- they just stopped being hostile. N might otherwise have resisted losing their jobs were brought back into line with bi packages that assured them of a personal payoff. Meanwhile, more emphasis was] requiring directors to act "independently" of management in evaluating a bid. The: devices," write Marcel Kahan and Edward Rock, "had the effect of transforming tl potentially pernicious governance tool, into a device that is plausibly in sharehold

No adaptation can solve everything, however, and it's worth wondering in light of scandals if incentive pay and board independence are sufficient substitutes for the a hostile takeover.

The Disney Dilemma

Michael Eisner's remarkable achievements at Disney, it's worth nothing, began be board in 1984 was casting about for new leadership and a new strategy to fend off raiders. Though Mr. Eisner built the company into a born-again powerhouse, the s recently fallen into a muddle once more, and this time a hostile takeover is virtuall inconceivable. What's more, Mr. Eisner recently managed to use precisely the new "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss t alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a h comes in. It at least allows the possibility of outside money doing for (or to) a com won't do for itself.

Corporate-governance "reform" has been on every lip lately, yet precious little atte been paid to reforming what economists call the market for corporate control. Inst proposals for separating the office of chairman and chief executive, appointing a " or recording a nominal accounting charge for management's stock options -- water at best, utterly stylistic at worst.

Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, aga company's poison pill, most "reformers," true to their basically establishment cred gone along with a steady erosion of shareholders' right to expect management to e unsolicited bid. Yet the problem of corporate governance has always been how to discipline management's power.

Hectoring board members to act more independently is a poor substitute for the br possibility that dissatisfied shareholders could turn on a dime and sell the compan under its present leaders to a hostile suitor. An important negative check on manag missing when we reined in hostile takeovers. Instead we were left waving ever-lar front of managements in hopes of inducing them to serve shareholder interests. Ca but a stick is often handy, too.

-- Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes weekly Business World column.

Write to Holman W. Jenkins Jr. at holman.jenkins@wsj.com

Updated February 24, 2003

Exhibit C

The Motley Fool.
Fool.com.

Previous Page

June 13, 1997

Tossing the Poison Pill

by Jim Surowiecki (Surowiecki)

In the 1980s, as corporate America was swept by merger- and- acquisitions fervor and the leveraged buyout (LBO) became the favored tool of raiders like Victor Posner, Carl Icahn, and Ronald Perelman, corporations came up with a slew of tactics designed to frustrate hostile acquisitions. The tactics were all christened with vaguely poetic labels, testimony to the self-mythologizing that characterized so much of that world. Companies under assault would try to find a "white knight," an outside investor who would either acquire the company outright or buy enough shares to repel any hostile advances. Elaborate "golden parachute" clauses were written into managers' contracts, increasing the cost of any takeover. And "poison pill" plans were adopted, schemes in which any takeover attempt immediatel allowed the company to issue millions of extra shares to existing shareholders, making it much more expensive to acquire the company.

In the context of the 1980s, when any number of LBOs resulted in the dismantling of profitable companies and the crippling of others with huge debt burdens, the embrace of schemes like the poison pill was understandable. But while these schemes did have the (perhaps) beneficial effect of making hostile takeovers more difficult, they also had the effect of making corporate management less accountable to shareholders. Takeover attempts only work, after all, if the offer put on the table represents a meaningful premium to the company's share price. What such an attempt signals, then, is generally -- though not always -- that management has created a situation in which the market is undervaluing the company. Shareholders' response to a takeover offer might be seen, in this context, as a kind of referendum on management -- the kind of referendum that management almost always wants to avoid.

The poison pill is, in a sense, the ideal tool for insulating management from real accountability because it works by giving existing shareholders a "right" they didn't previously have, namely the right to buy a certain number of new shares -- generally at a discounted price -- once a hostile acquirer has built up a sizeable stake of shares or announces intentions to do so. Take, as a simple example, SNYDER OIL (NYSE: SNY), which recently adopted such a plan. If any person or group acquires 20% or more of Snyder's stock, each shareholder -- other than the acquirer - will have the right to buy for $70 common shares worth twice as much.

On the surface, this seems to represent a boon to shareholders, since they get to buy new shares at essentially a 50% discount (though many poison pill plans are not quite so generous). While the manner in which such a plan treats shareholders differently seems troubling -- the potential acquirer, who is a shareholder like any other, is the only one who doesn't get to buy the new shares -- for current shareholders poison pills often appear to be a license to print money.

The only difference, of course, is that what's being printed is not money but rather common stock, and in the long run issuing millions of shares without any corresponding increase in the company's profits is almost guaranteed to dilute the value of those shares. The term "poison pill," after all, was intended to evoke the somewhat suicidal quality of the maneuver. The plans make it impossible for companies to be acquired, but do so by making them so inflated in market cap -- though not in share price -- as to invite disaster.

Still, because poison pills protect management, and because they do so while embracing the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest percentage of shareholder votes of any resolutions offered. One reason unions like them, in fact, is that they create the possibility for meaningful alliances with other institutional investors.

At its heart, what's refreshing about the fight over poison pills is that it is a fight over democracy in the corporation. Putting poison pills to a vote is a way, then, of affirming the central role that shareholders should play in the life of a corporation, and eliminating the poison pill is a way of ensuring that management faces the same accountability that other workers do. There are often reasons that hostile takeovers should fail. But anti-democratic schemes designed to flood the market with diluted stock are not one of them.

Previous Page

4/28/99 Wall St. J. C1
1999 WL-WSJ 5450258

The Wall Street Journal

Wednesday, April 28, 1999

Heard on the Street

Sealed Air's CEO Takes Holders' View of 'Poison Pills'

By Paul M. Sherer
Staff Reporter of The Wall Street Journal

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. **Dermot Dunphy**, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. Dunphy, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division, Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Mr. Dunphy's stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 46% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.8125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; in October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. Dunphy says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,"' Mr. Dunphy says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. Dunphy challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an acquirer."

Sealed Air

(NYSE symbol: SEE)

Business: Protective packaging

Year ended Dec. 31

In millions	1998	1997
Revenue:	$2,507*	$1,833
Earnings:	$73.0	$173.7**
Dil'd Share Erns.:	$0.04*	$2.38**

Latest quarter (Dec. 31, 1998):

Dil'd Share Erns: $0.56* vs. $0.85**

Average daily volume: 419,711 shares

Shares outstanding: 83.4 million

Trailing P/E: 29

Dividend Yield: none

*Includes gain of $23.6 million related to post-employment benefit obligations for the year and latest quarter. Includes charge of $111.1 million for restructuring and other undisclosed matters for the year.

**Includes undetailed charges of $14.4 million.

---- INDEX REFERENCES ----

COMPANY (TICKER): Applied Materials Inc.; Sealed Air Corp. (AMAT SEE)

NEWS SUBJECT: Analysts' Comments; Corporate Actions; Editorial & Columns; Newspapers' Section Fronts; Heard on the Street; Stock

Market News; Wall Street Journal (ANL CAC EDC FRT HRD STK WSJ)

MARKET SECTOR: Industrial (IDU)

INDUSTRY: Containers & Packaging (CTR)

PRODUCT: Analysts' Ratings/Comments; Industrial Goods & Services; Wall Street Journal Graphics (DAR DIG PIC)

REGION: North America; United States (NME US)

LAYOUT CODES: Heard on the Street; Major Market Items; Third Front Umbrella (HST MIM TFR)

Word Count: 1375
4/28/99 WSJ C1
END OF DOCUMENT

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Response to No Action Request
Chris Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] The company fails to correspondingly claim that not having "a poison pill in place" detracts from the board of directors' power to adopt a poison pill at any time without a shareholder vote at any time. Nor does it represent any board commitment whatsoever.

The company fails to correspondingly claim that "no intention of adopting a poison pill" detracts from the board of directors' power to adopt a poison pill at any time without a shareholder vote at any time.

The December 2003 company policy is subject to manipulation because the one-year holiday on a shareholder vote allows a shareholder vote to bypass an annual meeting, in addition to a special meeting and thus thrust additional expenses upon shareholders for a special ballot. Under the company provision there could be an awkward and time-tolling three shareholder meetings in one year consuming the time of the highest-paid employees of the company.

This provision could also wrongfully subject the proponent to blame that he is responsible for the cost of a special election that may be conducted outside of both annual meetings and special meetings. The unreasonableness of a potential three meetings in one year would serve as strong motivation for the board to omit or postpone the poison pill vote specified in the company policy.

The company repeats the recurring fallacy of companies in no action requests: That a cosmetic policy, which is essentially toothless, is a substitute for a meaningful policy.

It is simply window-dressing to claim any advantage for a "binding" vote when the GE Policy has no provision to allow a shareholder vote at some point if the GE policy is repealed by the board. The board has the power to repeal its policy at any time without any shareholder vote at any time.

The GE policy also allows the board to simply turn on a dime and adopt a new pill if the "binding" vote falls short or unilaterally repeal the entire December 2003 policy immediately.

If the board repealed the entire December 2003 policy the board would have the power to immediately adopt a 10-year pill with no shareholder vote at any point.

3] The essential company position is that a proposal that calls for at least a non-binding shareholder vote at some point is substantially implemented by a phantom policy that allows a shareholder vote to be avoided completely.

The company claims that a policy, which could easily be removed as a segue to adopting a 10-year pill without a shareholder vote at any time, substantially implements a policy that at least calls for a shareholder vote on removing the policy.

The company acknowledges that the determinations in 3M Company (Jan. 28, 2003) and Sabre Holdings Corporation (Mar. 20, 2003) do not support the company position. Yet these proposals did not even have the further distinguishing text (from the company position) in this proposal: "Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder ballot."

4] Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

Proposal text concerning The Motley Fool, Morningstar.com, Mr. Dunphy and the Council of Institutional Investors was found to be includable with modification in UGI Corporation (December 18, 2003).

The company failed to accept the invitation submitted with the proposal to address any questions on the sources.

5] The company repeatedly fails to address the section of SLB 14 which states:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

6] The Council of Institutional Investors reference is Council of Institutional Investors Corporate Governance Policies, March 25, 2002 which is now updated September 4, 2003.

7] The Council of Institution Investors statement is clearly a generalization and not focused on any one company: "The Council ... called for shareholder approval of poison pills." Contrary to the company claim there is no proposal text that states the Council supports any particular proposal on this topic. Furthermore the Council of Institutional Investors text is positioned about as far as possible from the resolved statement of the proposal. The company does not support its argument by claiming it would be incorrect to state that the Council of Institutional Investors called for approval of all poison pills.

At the conclusion of the proposal the company was invited to ask the shareholder party if there were any questions on the references. In its rush to a no action request the company failed to do so.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Chris Rossi
Jeffrey Immelt

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot-item at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support	
2002	39%	
2003	48%	Up 9%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 48% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our Directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Chris Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote at the earliest possible election. The proposal gives directors the "discretion to set the earliest election date and in responding to shareholder votes."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(10). We note GE's representation that it has adopted a policy that requires shareholder approval of any poison pills. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for exclusion upon which GE relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor